NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Six Months Ended
                                             November 30,
                                         __________________

                                        1998           1997
                                        ____           ____

                                           (in millions)

Net income                             $232.8         $394.2
Income taxes                            151.9          246.7
                                       ______         ______

      Income before income taxes        384.7          640.9
                                       ______          _____

Add fixed charges
      Interest expense (A)               27.5           34.9
      Interest component of leases (B)   20.9           21.9
                                       ______         ______

Total fixed charges                      48.4           56.8
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                 429.9         $696.9
                                       ======         ======
Ratio of earnings to total fixed
      charges                            8.88          12.27
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.